NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE
[redacted]

PE
1-22-08

08024838

February 7, 2008

Received SEC
FEB 07 2008
Washington, DC 20549

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/7/2008

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2008

Dear Ms. Goodman:

This is in response to your letter dated January 22, 2008 concerning the shareholder proposal submitted to ExxonMobil by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 6, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 22, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 26471-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of the AFL-CIO Reserve Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company (the "Board") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. Specifically, the Proposal states:

> Resolved: Shareholders request that the Board of Directors (the "Board") of Exxon Mobil Corporation ("Exxon," or the "Company") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the Company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they cannot be subject to direct shareholder oversight. The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As discussed in more detail below, the Proposal relates to the Company's ordinary business operations because: (A) the Proposal pertains to implementation of policies and procedures relating to conflicts of interest on health care matters; and (B) the Proposal relates to employee benefits. In well-established precedent, the Staff consistently has concurred that shareholder proposals relating to both of these matters implicate ordinary business matters, and as such, these types of proposals are excludable under Rule 14a-8(i)(7).

A. The Proposal Involves Ordinary Business Matters Because It Seeks to Micro-Manage the Company's Policies and Procedures Relating to Conflicts of Interest.

The Proposal requests that the Board adopt a policy addressing conflicts of interest that arise as a result of Board members with "health industry affiliations" and Company decision-making regarding health care. At the outset, we note that the Company is primarily in the business of finding, gathering, developing, producing, refining, processing, transporting, and selling oil and gas and oil and gas products. Thus, the Company does not operate in the health care industry, and the extent of its involvement in this regard is as a health care consumer with respect to the benefits it provides its employees. Moreover, the Company's Board and its committees typically do not engage in discussions regarding "pharmaceutical or health insurance issues." Instead, the Company's management is responsible for such matters as part of its day-to-day management function.

The Staff repeatedly has concurred that, pursuant to Rule 14a-8(i)(7) or its predecessor, a shareholder proposal relating to the adoption or amendment of codes of conduct and related policies may be excluded, including proposals relating to limiting potential director conflicts of interest. For example, in *Westinghouse Electric Corp.* (avail. Jan. 28, 1997), the shareholder proposal requested that the board "refrain from any business relationship with any non-management director for which the non-management director directly or indirectly receives compensation beyond the director fee." The Staff concurred with the exclusion of the proposal under the predecessor to Rule 14a-8(i)(7) because the "proposal is directed at matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., business relationships)." Further, in *Genetronics Biomedical Corp.* (avail. Apr. 4, 2003), a shareholder proposal sought to require that the company's officers and directors avoid "all" financial conflicts of interest and not do business with any company in which an officer or director has a financial stake. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7) because the proposal appeared to include matters relating to non-extraordinary transactions.

More generally, in *Costco Wholesale Corp.* (avail. Dec. 11, 2003) the Staff permitted the company to exclude under Rule 14a-8(i)(7) a proposal to develop a "Code of Ethics that would . . . address issues of bribery and corruption" and to make a report thereon. The Staff stated that the proposal could be excluded under Rule 14a-8(i)(7) "as relating to ordinary business operations (i.e., terms of its code of ethics)." *See also Verizon Communications Inc.* (avail. Feb. 23, 2007) (shareholder proposal requesting the formation of a board committee to monitor adherence to ethical business practices was excludable under Rule 14a-8(i)(7)); *Chrysler Corp.* (avail. Mar. 18, 1998) (permitting the exclusion of a proposal that requested the board review or amend the code of standards for the company's international operations); *USX Corp.* (avail. Dec. 28, 1995) (permitting the exclusion of a proposal on the basis of "ordinary business operations (i.e., the terms of a corporate Code of Ethics)" where the company already maintained a comprehensive set of applicable policies); *McDonald's Corp.* (avail. Mar. 19, 1990) (permitting the exclusion of a proposal requesting a "code of business conduct" where one part of the code was to address employer/employee relations and the company's business policies); *NYNEX Corp.* (avail. Feb. 1, 1989) (permitting the exclusion of a proposal that requested an amendment to the code of corporate conduct where the "particular topics to be addressed in the [c]ompany's code of conduct" included the ordinary business operations of the company); *Transamerica Corp.* (avail. Jan. 22, 1986) (allowing the omission of a proposal requesting a code of corporate conduct addressing relations with various constituencies, conflicts of interest and equal employment opportunity).

The Proposal concerns conflicts of interest arising from directors with health industry affiliations and Company decision-making regarding health care. As with the shareholder proposals at issue in the precedents discussed above, the Proposal concerns the Company's ordinary business operations because decision-making regarding health care issues is a core function of management's day-to-day operations. Moreover, the Proposal seeks to interfere with the Company's activities in managing conflicts of interests. The Board's oversight of potential director conflicts of interest in this regard is a complex process that shareholders, "as a group, [are] not . . . in a position to make an informed judgment" about. *See* 1998 Release. Accordingly, the Proposal implicates the Company's ordinary business operations and, thus, is excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Relates to Employee Benefits.

The Proposal also is excludable under Rule 14a-8(i)(7) because it pertains to health care costs and, thus, employee benefits. The design, maintenance, and administration of health care coverage are part of the Company's ordinary business operations. In its day-to-day employee benefits administration, the Company determines the coverage and applicable eligibility requirements for employees, retirees and others. Decisions that could impact the nature of health care coverage provided to the Company's employees are best left to those who handle such decisions on a daily basis. However, as discussed below, the Proposal clearly seeks to interfere with such decision-making.

The Staff has found on several recent occasions that proposals pertaining to a company's health care costs are excludable. See *General Motors Corp.* (avail. Apr. 11, 2007); *Target Corp.* (avail. Feb. 27, 2007). In *General Motors* and *Target*, the Staff concurred that a proposal involved a matter of ordinary business where the proposal requested the board to prepare a report examining the implications of rising health care expenses and how each company was addressing that public policy issue without compromising the health and productivity of its workforce. These recent letters are supported by ample precedent. *See, e.g., General Motors Corp.* (avail. Mar. 24, 2005), (concurring in the exclusion of a shareholder proposal requesting the formation of a "directors committee to develop specific reforms for the health cost problem" because it related to "employee benefits"). The Proposal requests that the Board develop a policy addressing conflicts of interest that arise from Board members with health industry affiliations making decisions regarding "pharmaceutical or health insurance issues." The Proposal suggests that the benefits to the Company of such a policy could include the Company increasing health care coverage and lowering the attendant costs. In this regard, the Proposal states, "[h]ealth care costs could be cut by as much as $1,160 per employee if Congress enacted universal health insurance and required Medicare to negotiate prescription drug prices directly with pharmaceutical companies." Moreover, the Proposal asserts that a policy addressing conflicts of interests on these matters "could benefit the Company," presumably by lowering the cost of health insurance.

The Proposal suggests that eliminating potential director conflicts of interest could lead to comprehensive health insurance, which would result in lower health care costs for the Company. Thus, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to health care costs and employee benefits.

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because it Has Been Substantially Implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management. . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983); *see also* 1998 Release at n.30 and accompanying text. The Staff has noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. Existing Conflict of Interest Requirements Applicable to Company Directors.

The Company is listed on the New York Stock Exchange (the "NYSE") and, as such, is required to comply with the NYSE's listing standards (the "Listing Standards"). Section 303A.10 of the Listing Standards requires the Company to adopt and disclose a code of business conduct and ethics for its directors. *See* Exhibit B. Section 303A.10 states that a "conflict of interest" exists "when an individual's private interest interferes in any way – or even appears to interfere – with the interests of the corporation as a whole," which may include when a director "takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively." To this end, the Company has adopted a Code of Ethics and Business Conduct (the "Code"), which includes the Conflicts of Interest Policy, and is applicable to Company employees and members of the Board. *See* Exhibit C and available at http://www.exxonmobil.com/corporate/files/corporate/investor_governance_ethics.pdf. The Company's Code includes a specific section on conflicts of interest, which provides that all employees and directors are "expected to avoid any actual or apparent conflict between their own person interests and the interests of the [Company]", which could arise when the director or employee "takes actions or has personal interests that may interfere with his or her objective and effective performance of work for the [Company]."

Moreover, the Company is subject to Item 404(b) of Regulation S-K, which requires the disclosure of a company's "policies and procedures for the review, approval, or ratification of any transaction required to be reported under" Item 404(a) of Regulation S-K. Item 404(a) requires disclosure of related party transactions, including transactions where a director has or will have a "direct or indirect material interest." In this regard, in addition to the Code discussed above, the Company has adopted "Guidelines for Review of Related Person Transactions" (the "Related Party Policy") (available as Exhibit D and at http://www.exxonmobil.com/corporate/investor_governance_policies_related.aspx), which provide that the Board, acting through the Board Affairs Committee, will determine whether such a transaction is reportable. In making its decision, a director is required to "abstain from the decision regarding transactions involving that director or his or her family members." The Related Party Policy is also explicitly subject to the Code.

The Company's By-Laws at Article II Section 5 also address related party transactions (available as Exhibit E and at http://www.exxonmobil.com/corporate/investor_governance_bylaws.aspx). The By-Laws provide, among other things, that the Board or a committee thereof has the discretion to authorize a related party transaction in certain circumstances.

Additionally, the Company is incorporated in New Jersey, and New Jersey law addresses conflicts of interests, which would include any potential conflicts with "health industry affiliated" directors. Directors of New Jersey corporations are subject to fiduciary duties, including a duty of loyalty. The duty of loyalty requires that a corporate director have "utmost fidelity" in dealing with a company and its shareholders. *See, e.g., Daloisio v. Peninsula Land Co.*, 43 N.J. Super. 79, 88 (1956). Where a director's loyalty is split, the director must show that the transaction was fair and not merely for his selfish purposes. *See* In re *PSE & G Shareholder Litigation*, 173 N.J. 258, 290 and 382 (2002). Such transactions must be attendant with "absolute good faith," which ensures that directors will not use their fiduciary positions to impair the corporation. *See Hill Dredging Corp. v. Risley*, 18 N.J. 501, 531 (1955). The New Jersey Business Corporation Act (the "NJBCA") also provides that a corporation may not relieve a director from personal liability if he or she breaches the duty of loyalty, which is defined as an act which that person "knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which he has a material conflict of interest. N.J.S.A 14A:2-7(3) (2007).

Because conflicts of interest implicate the duty of loyalty, the Company's Board would follow general corporate practice in this regard. If a conflict of interest arises, the Board would require disclosure of the director's interest in the matter. The Board would then consider the potential conflict and may request that the director take action, which may require recusal from deliberations and voting on the matter, and approval of the matter by the "disinterested" directors (directors who do not have a conflict). In addition, the Company's Related Party Policy provides that recusal is mandatory if the conflict is due to a related party transaction. The NJBCA also sets forth procedures for approving contracts or transactions between a corporation and another organization where one of the corporation's directors serves a director or officer, and contracts or transactions in which a director has a financial interest, which procedures are designed to safeguard the board's decision-making process from potential conflicts and maintain the enforceability of the contract or transaction. *See* N.J.S.A 14A:6-8 (2007).

While the Code, the Related Party Policy and New Jersey law do not specifically address "health industry affiliations," this is to be expected as it is not possible to identify in advance all the types of potential conflicts of interest that might arise. Instead, the Code's provision related to conflicts of interest is intended to be a broad statement of ethical responsibility so that the Board can deal with specific situations as they occur. Thus, through Board actions adopting the

Code and the Related Party Policy and through New Jersey law, the Company has implemented the essential objective of the Proposal – addressing conflicts of interest by health industry affiliated directors. *See, e.g., The Talbots, Inc.* (avail. Apr. 5, 2002) (concurring with the exclusion of a proposal requiring the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct); *The Gap, Inc.* (avail. Mar. 16, 2001) (permitting the exclusion of a proposal that requested a report on the child labor practices of the company's vendors because the company had established a code of vendor conduct, monitored vendor compliance and published related information); *Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that the company commit to a code of conduct for overseas suppliers was substantially addressed by existing company guidelines and, thus, was excludable as moot).

Moreover, the fact that the Company has not implemented the Proposal through a specific amendment to the Company's "existing policies regarding related party transactions" alone is irrelevant since existing provisions in the Code, the Related Party Policy and New Jersey law "compare favorably with the guidelines of the [P]roposal." *See Texaco, Inc.* (avail. Mar. 28, 1991) (concurring in the exclusion of a proposal requesting the company subscribe to a set of environmental guidelines as substantially implemented where the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal"). For example, in *Intel Corp.* (avail. Feb. 14, 2005), the company received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through the Financial Accounting Standards Board's adoption of Statement No. 123(R), requiring the expensing of stock options. Although the proponent asserted that adoption of the accounting standard was different from company adoption of a policy as requested under the proposal, the Staff concurred that the new accounting standard had substantially implemented the proposal and permitted its exclusion.

Thus, the Company's adoption of its Code of Ethics and Business Conduct, Related Party Policy and By-Laws, as well as its adherence to New Jersey law and the Listing Standards, demonstrate that it has substantially implemented the Proposal and the Proposal is excludable under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or James E. Parsons, Counsel in the Company's Corporate and Securities Law Group at (972) 444-1478.

Sincerely,

Amy L. Goodman

ALG/csh
Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Daniel F. Pedrotty, AFL-CIO Reserve Fund

100372517_3.DOC

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 3, 2007

By UPS Next Day Air

Mr. Henry H. Hubble, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

SHAREHOLDER PROPOSAL
DEC 04 2007
NO. OF SHARES -0-
DISTRIBUTION: HHH: REG: TJG: LKB: JEP: DGH: SMD

Dear Mr. Hubble:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2007 proxy statement of Exxon Mobil Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 4,000 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Resolved: Shareholders request that the Board of Directors (the "Board") of Exxon Mobil Corporation ("Exxon," or the "Company") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the Company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

Supporting statement

Exxon directors William W. George, William R. Howell, Steven S. Reinemund, and Walter V. Shipley are also directors of Novartis AG, Pfizer Inc., Johnson & Johnson, and Wyeth, respectively.

In our view, our Company's existing director independence policies do not adequately address the financial and professional interests of our Company's health industry affiliated directors, nor does our Company require that health industry affiliated directors recuse themselves from Board decisions related to pharmaceutical or health insurance issues that are significant social policies.

Access to affordable, comprehensive health insurance is the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation, and *The New York Times*/CBS News. John Castellani, president of the Business Roundtable has stated that 52 percent of his members say health costs represent their biggest economic challenge, explaining that "The current situation is not sustainable in a global, competitive workplace." *(BusinessWeek, 7/3/2007)*

Our Company currently has Other Postretirement Benefit (which includes healthcare benefits) liabilities of more than $6.3 billion, according to its 10-K. Health care costs could be cut by as much as $1,160 per employee if Congress enacted universal health insurance and required Medicare to negotiate prescription drug prices directly with pharmaceutical companies. *(Dr. Kenneth Thorpe, Emory University, 2007)*

We are concerned that the financial and professional interests of health industry affiliated directors could improperly influence our Company's position on significant social policy issues that could benefit the Company.

We believe that chairing committees or voting by health industry affiliated directors on Board decisions on health issues may create the appearance of a conflict of interest. In our opinion, this proposal will help prevent health industry affiliated directors from compromising their duty of loyalty to our Company's shareholders.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 6, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Daniel F. Pedrotty
Director
Office of Investment
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Pedrotty:

This will acknowledge receipt of the proposal concerning director health industry affiliations, which you have submitted on behalf of the AFL-CIO Reserve Fund in connection with ExxonMobil's 2008 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the AFL-CIO Reserve Fund does not appear on our records as a registered shareholder, you must submit proof that the AFL-CIO meets these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that the AFL-CIO Reserve Fund may own beneficially.

Note in particular that the AFL-CIO Reserve Fund's proof of ownership (1) must be provided by the holder of record; (2) must indicate that the AFL-CIO Reserve Fund owned the required amount of securities as of December 3, 2007, the date of submission of the proposal; (3) must state that the AFL-CIO Reserve Fund has continuously owned the securities for at least 12 months prior to December 3, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in continuing our discussion of this proposal and will contact you again in the near future.

Sincerely,

Enclosure

"QuantumView" <QuantumViewNotify@ups.com>

12/07/07 10:23 AM

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Mr. Daniel F. Pedrotty
AFL-CIO
815 Sixteenth Street, N.W.
WASHINGTON
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AMALGATRUST
A division of Amalgamated Bank of Chicago

December 6, 2007

Mr. Henry H. Hubble, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: Exxon Mobil Corporation

Dear Mr. Hubble:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 4,000 shares of common stock (the "Shares") of Exxon Mobil Corporation, beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account : . The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

SHAREHOLDER RELATIONS

DEC 07 2007

NO. OF SHARES________
COMMENT:________
ACTION:________

EXHIBIT B

NYSE LISTED COMPANY MANUAL

Last Modified: 11/03/2004

303A.00 Corporate Governance Standards

303A.10 Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Commentary: No code of business conduct and ethics can replace the thoughtful behavior of an ethical director, officer or employee. However, such a code can focus the board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help to foster a culture of honesty and accountability.

Each code of business conduct and ethics must require that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to shareholders. This disclosure requirement should inhibit casual and perhaps questionable waivers, and should help assure that, when warranted, a waiver is accompanied by appropriate controls designed to protect the listed company. It will also give shareholders the opportunity to evaluate the board's performance in granting waivers.

Each code of business conduct and ethics must also contain compliance standards and procedures that will facilitate the effective operation of the code. These standards should ensure the prompt and consistent action against violations of the code. Each listed company's website must include its code of business conduct and ethics. The listed company must state in its annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC, that the foregoing information is available on its website and that the information is available in print to any shareholder who requests it.

Each listed company may determine its own policies, but all listed companies should address the most important topics, including the following:

- **Conflicts of interest.** A "conflict of interest" occurs when an individual's private interest interferes in any way – or even appears to interfere – with the interests of the corporation as a whole. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the company. Loans to, or guarantees of obligations of, such persons are of special concern. The listed company should have a policy prohibiting such conflicts of interest, and providing a means for employees, officers and directors to communicate potential conflicts to the listed company.
- **Corporate opportunities.** Employees, officers and directors should be prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information, or position for personal gain; and (c) competing with the company. Employees, officers and directors owe a duty to the company to advance its legitimate interests when the

opportunity to do so arises.

- **Confidentiality.** Employees, officers and directors should maintain the confidentiality of information entrusted to them by the listed company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed.
- **Fair dealing.** Each employee, officer and director should endeavor to deal fairly with the company's customers, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Listed companies may write their codes in a manner that does not alter existing legal rights and obligations of companies and their employees, such as "at will" employment arrangements.
- **Protection and proper use of company assets.** All employees, officers and directors should protect the company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the listed company's profitability. All company assets should be used for legitimate business purposes.
- **Compliance with laws, rules and regulations (including insider trading laws).** The listed company should proactively promote compliance with laws, rules and regulations, including insider trading laws. Insider trading is both unethical and illegal, and should be dealt with decisively.
- **Encouraging the reporting of any illegal or unethical behavior.** The listed company should proactively promote ethical behavior. The company should encourage employees to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, employees should report violations of laws, rules, regulations or the code of business conduct to appropriate personnel. To encourage employees to report such violations, the listed company must ensure that employees know that the company will not allow retaliation for reports made in good faith.

EXHIBIT C

CODE OF ETHICS AND BUSINESS CONDUCT

The Board maintains policies and procedures (which we refer to as our Code) that represent both the code of ethics for the principal executive officer, principal financial officer, and principal accounting officer under SEC rules and the code of business conduct and ethics for directors, officers, and employees under NYSE listing standards. The Code applies to all directors, officers, and employees.

The code is posted on this internet site and is available free of charge by writing to:

Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

or by calling us at (972) 444-1157. The Code is also filed as an exhibit to our Annual Report on Form 10-K. Any amendment of the Code will be promptly posted on this internet site.

The Board Affairs Committee will review any issues under the Code involving an executive officer or director and will report its findings to the Board. The Board does not envision that any waivers of the Code will be granted, but should a waiver occur for an executive officer or director, it will also be promptly disclosed on this site.

The Code consists of the **Ethics Policy**, the **Conflicts of Interest Policy**, the **Corporate Assets Policy**, the **Directorships Policy** and the section below called, "**Procedures and Open Door Communication.**"

The Code follows:

Ethics Policy

The policy of Exxon Mobil Corporation is to comply with all governmental laws, rules, and regulations applicable to its business.

The Corporation's Ethics policy does not stop there. Even where the law is permissive, the Corporation chooses the course of highest integrity. Local customs, traditions, and mores differ from place to place, and this must be recognized. But honesty is not subject to criticism in any culture. Shades of dishonesty simply invite demoralizing and reprehensible judgments. A well-founded reputation for scrupulous dealing is itself a priceless corporate asset.

The Corporation cares how results are obtained, not just that they are obtained. Directors, officers, and employees should deal fairly with each other and with the Corporation's suppliers, customers, competitors, and other third parties.

The Corporation expects compliance with its standard of integrity throughout the organization and will not tolerate employees who achieve results at the cost of violation of law or who deal unscrupulously. The Corporation's directors and officers support, and expect the Corporation's employees to support, any employee who passes up an opportunity or advantage that would sacrifice ethical standards.

It is the Corporation's policy that all transactions will be accurately reflected in its books and records. This, of course, means that falsification of books and records and the creation or maintenance of any off-the-record bank accounts are strictly prohibited. Employees are expected to record all transactions accurately in the Corporation's books and records, and to be honest and forthcoming with the Corporation's internal and independent auditors.

The Corporation expects candor from employees at all levels and adherence to its policies and internal controls. One harm which results when employees conceal information from higher management or the auditors is that other employees think they are being given a signal that the Corporation's policies and internal controls can be ignored when they are inconvenient. That can result in corruption and demoralization of an organization. The Corporation's system of management will not work without honesty, including honest bookkeeping, honest budget proposals, and honest economic evaluation of projects.

It is the Corporation's policy to make full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with the United States Securities and Exchange Commission, and in other public communications. All employees are responsible for reporting material information known to them to higher management so that the information will be available to senior executives responsible for making disclosure decisions.

Conflicts of Interest Policy

It is the policy of Exxon Mobil Corporation that directors, officers, and employees are expected to avoid any actual or apparent conflict between their own personal interests and the interests of the Corporation. A conflict of interest can arise when a director, officer, or employee takes actions or has personal interests that may interfere with his or her objective and effective performance of work for the Corporation. For example, directors, officers, and employees are expected to avoid actual or apparent conflict in dealings with suppliers, customers, competitors, and other third parties. Directors, officers, and employees are expected to refrain from taking for themselves opportunities discovered through their use of corporate assets or through their positions with the Corporation. Directors, officers, and employees are expected to avoid securities transactions based on material, nonpublic information learned through their positions with the Corporation. Directors, officers, and employees are expected to refrain from competing with the Corporation.

Corporate Assets Policy

It is the policy of Exxon Mobil Corporation that directors, officers, and employees are expected to protect the assets of the Corporation and use them efficiently to advance the interests of the Corporation. Those assets include tangible assets and intangible assets, such as confidential information of the Corporation. No director, officer, or employee should use or disclose at any time during or subsequent to employment or other service to the Corporation, without proper authority or mandate, confidential information obtained from any source in the course of the Corporation's business. Examples of confidential information include nonpublic information about the Corporation's plans, earnings, financial forecasts, business forecasts, discoveries, competitive bids, technologies, and personnel.

Directorships Policy

It is the policy of Exxon Mobil Corporation to restrict the holding by officers and employees of directorships in nonaffiliated, for-profit organizations and to prohibit the acceptance by any officer or employee of such directorships that would involve a conflict of interest with, or interfere with, the discharge of the officer's or employee's duties to the Corporation. Any officer or employee may hold directorships in nonaffiliated, nonprofit organizations, unless such directorships would involve a conflict of interest with, or interfere with, the discharge of the officer's or employee's duties to the Corporation, or obligate the Corporation to provide support to the nonaffiliated, nonprofit organizations. Officers and employees may serve as directors of affiliated companies and such service may be part of their normal work assignments.

All directorships in public companies held by directors of the Corporation are subject to review and approval by the Board of Directors of the Corporation. In all other cases, directorships in nonaffiliated, for-profit organizations are subject to review and approval by the management of the Corporation, as directed by the Chairman.

Procedures and Open Door Communication

Exxon Mobil Corporation encourages employees to ask questions, voice concerns, and make appropriate suggestions regarding the business practices of the Corporation. Employees are expected to report promptly to management suspected violations of law, the Corporation's policies, and the Corporation's internal controls, so that management can take appropriate corrective action. The Corporation promptly investigates reports of suspected violations of law, policies, and internal control procedures.

Management is ultimately responsible for the investigation of and appropriate response to reports of suspected violations of law, policies, and internal control procedures. Internal Audit has primary responsibility for investigating violations of the Corporation's internal controls, with assistance from others, depending on the subject matter of the inquiry. The persons who investigate suspected violations are expected to exercise independent and objective judgment.

Normally, an employee should discuss such matters with the employee's immediate supervisor. Each supervisor is expected to be available to subordinates for that purpose. If an employee is dissatisfied following review with the employee's immediate supervisor, that employee is encouraged to request further reviews, in the presence of the supervisor or otherwise. Reviews should continue to the level of management appropriate to resolve the issue.

Depending on the subject matter of the question, concern, or suggestion, each employee has access to alternative channels of communication, for example, the Controller's Department; Internal Audit; the Human Resources Department; the Law Department; the Safety, Health and Environment Department; the Security Department; and the Treasurer's Department.

Suspected violations of law or the Corporation's policies involving a director or executive officer, as well as any concern regarding questionable accounting or auditing matters, should be referred directly to the General Auditor of the Corporation. The Board Affairs Committee of the Board of Directors of the Corporation will initially review all issues involving directors or executive officers, and will then refer all such issues to the Board of Directors of the Corporation.

Employees may also address communications to individual nonemployee directors or to the nonemployee directors as a group by writing them at Exxon Mobil Corporation, 5959 Las Colinas Boulevard, Irving, Texas 75039, U.S.A., or such other addresses as the Corporation may designate and publish from time to time.

Employees wishing to make complaints without identifying themselves may do so by telephoning 1-800-963-9966 or 1-972-444-1990, or by writing the Global Security Manager, Exxon Mobil Corporation, P.O. Box 142106, Irving, Texas 75014, U.S.A., or such other telephone numbers and addresses as the Corporation may designate and publish from time to time. All complaints to those telephone numbers and addresses concerning accounting, internal accounting controls, or auditing matters will be referred to the Audit Committee of the Board of Directors of the Corporation.

All persons responding to employees' questions, concerns, complaints, and suggestions are expected to use appropriate discretion regarding anonymity and confidentiality, although the preservation of anonymity and confidentiality may or may not be practical, depending on the circumstances. For example, investigations of significant complaints typically necessitate revealing to others information about the complaint and complainant. Similarly, disclosure can result from government investigations and litigation.

No action may be taken or threatened against any employee for asking questions, voicing concerns, or making complaints or suggestions in conformity with the procedures described above, unless the employee acts with willful disregard of the truth.

Failure to behave honestly, and failure to comply with law, the Corporation's policies, and the Corporation's internal controls may result in disciplinary action, up to and including separation.

No one in the Corporation has the authority to make exceptions or grant waivers to the Corporation's foundation policies. It is recognized that there will be questions about the application of the policies to specific activities and situations. In cases of doubt, directors, officers, and employees are expected to seek clarification and guidance. In those instances where the Corporation, after review, approves an activity or situation, the Corporation is not granting an exception or waiver but is determining that there is no policy violation. If the Corporation determines that there is or would be a policy violation, appropriate action is taken.

EXHIBIT D

ExxonMobil

Taking on the world's toughest energy challenges.™

guidelines for review of related person transactions

As adopted by the Board of Directors on
February 28, 2007

Background. Item 404(a) of SEC Regulation S-K requires disclosure in ExxonMobil's proxy statement and other filings of information regarding transactions in which ExxonMobil or its subsidiaries is a participant if (i) the amount involved exceeds $120,000 and (ii) any ExxonMobil related person had or will have a direct or indirect material interest. Item 404(b) requires disclosure of ExxonMobil's policies and procedures for review, approval, or ratification of those transactions. To assist ExxonMobil in compliance with the requirements of Item 404, the Board Affairs Committee has approved these guidelines for the collection and review of information regarding potential related person transactions.

Definitions. Terms defined in Item 404(a), including the definitions of "transaction," "related person," and "immediate family member," shall have the same meanings for purposes of these guidelines. "ExxonMobil" as used herein means Exxon Mobil Corporation and its affiliates.

Data Collection and Reporting. All executive officers, directors, and director nominees will be required to identify, to the best of their knowledge after reasonable inquiry, business and financial affiliations involving themselves or their immediate family members that could reasonably be expected to give rise to a reportable related person transaction. Executive officers, directors, and nominees should advise the Secretary of the Corporation promptly of any change in the information provided and will be asked periodically to review and re-affirm this information.

Based on this information, ExxonMobil staff will review ExxonMobil's records and make follow-up inquiries of the officers, directors, or nominees, or of third parties, as may be necessary to identify potentially reportable transactions. A report summarizing such transactions will be provided to the Board Affairs Committee for review. To the extent practicable the report will include amounts involved and a reasonable level of detail regarding the nature of the transactions to enable the Committee to assess the materiality of such transactions.

Board Affairs Committee Review. The Committee will review reports developed under these guidelines and make a recommendation to the Board as to whether the Committee determines that an identified transaction is required to be reported as a related person transaction under Item 404(a). In assessing materiality for this purpose, information will be considered material if, light of all the circumstances, there is a substantial likelihood a reasonable investor would consider the information important in deciding whether to buy or sell ExxonMobil stock or in deciding how to vote shares of ExxonMobil stock. Transactions within the categorical standards specified below will be presumed not to be material. Other transactions will be assessed for materiality based on the specific facts and circumstances. A director will abstain from the decision regarding transactions involving that director or his or her family members.

Categorical Standards. Under Item 404(a), certain transactions are deemed not to involve a material interest (including transactions in which the amount involved in any 12-month period is less than $120,000 and transactions with entities where a related person's interest is limited to service as a non-employee director). In addition, based on a consideration of ExxonMobil's facts and circumstances, the Committee will presume that the following transactions do not involve a material interest for purposes of reporting under Item 404(a):

- Transactions in the ordinary course of business with an entity for which a related person serves as an executive officer, provided (i) the affected director or executive officer did not participate in the decision on the part of ExxonMobil to enter into such transactions and (ii) the amount involved in any related category of transactions in a 12-month period is less than 1% of the entity's gross revenues for the most recently completed fiscal year for which data is publicly available.
- Grants or membership payments in the ordinary course of business to nonprofit organizations, provided (i) the affected director or executive officer did not participate in the decision on the part of ExxonMobil to make such payments and (ii)

- the amount of general-purpose grants in a 12-month period is less than 1% of the recipient's gross revenues for the most recently completed fiscal year for which data is publicly available.
- Payments under ExxonMobil plans and arrangements that are available generally to US salaried employees (including contributions under ExxonMobil's cultural and educational matching gift programs and payments to providers under ExxonMobil health care plans).
- Employment by ExxonMobil of a family member of an executive officer, provided the executive officer does not participate in decisions regarding the hiring, performance evaluation, or compensation of the family member.

Standards of Business Conduct. These guidelines are in addition to, not in lieu of, the Corporation's Standards of Business Conduct (SBC) to which all employees and directors are subject. Any matter identified through these guidelines that also constitutes a potential violation of the SBC will, in addition to review for potential disclosure under Item 404(a), be handled separately in accordance with the applicable SBC procedures.

Review of these Guidelines. The Board Affairs Committee will periodically review these guidelines to determine if changes or modifications may be appropriate.

EXHIBIT E

ExxonMobil
Taking on the world's toughest energy challenges.™

Exxon Mobil Corporation By-Laws

Exxon Mobil Corporation
Incorporated in New Jersey on August 5, 1882

BY-LAWS
(as revised July 31, 2002)

ARTICLE I

Meetings of Shareholders

1. Meetings of shareholders may be held on such date and at such time and place, within or without the State of New Jersey, as may be fixed by the board of directors and stated in the notice of meeting.

2. The date for each annual meeting of shareholders, fixed as provided in Section 1 of this Article I, shall be a date not more than thirteen months after the date on which the last annual meeting of shareholders was held. The directors shall be elected at the annual meeting of shareholders.

3. Special meetings of the shareholders may be called by the board of directors, the chairman of the board or the president.

4. Except as otherwise provided by statute, written notice of the date, time, place and purpose or purposes of every meeting of shareholders shall be given not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting. The business transacted at meetings shall be confined to the purposes specified in the notice.

5. Unless otherwise provided by statute the holders of shares entitled to cast a majority of votes at a meeting, present either in person or by proxy, shall constitute a quorum at such meeting. Less than a quorum may adjourn.

6. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or for the purpose of determining shareholders entitled to receive payment of any dividend or allotment of any right, or for the purpose of any other action, the board of directors may fix in advance a date as the record date for any such determination of shareholders. Such date shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

7. The board of directors may, in advance of any shareholders' meeting, appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed by the board or shall fail to qualify, the person presiding at a shareholders' meeting may, and at the request of any shareholder entitled to vote thereat, shall, make such appointment. In case any person appointed as inspector fails to appear or act, the vacancy may be filled by appointment made by the board in advance of the meeting or at the meeting by the person presiding at the meeting. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute such duties at such meeting with strict impartiality and according to the best of the inspector's ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. If there are three or more inspectors, the act of a majority shall govern. On request of the person presiding at the meeting or any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them. Any report made by them shall be prima facie evidence of the facts therein stated, and such report shall be filed with the minutes of the meeting.

ARTICLE II

Board of Directors

1. The business and affairs of the corporation shall be managed by its board of directors consisting of not less than ten nor more than nineteen members, who shall hold office until the next annual meeting and until their successors shall have been elected and qualified. The actual number of directors shall be determined from time to time by resolution of the board. If at any time, except at the annual meeting, the number of directors shall be increased, the additional director or directors may be elected by the board, to hold office until the next annual meeting and until their successors shall have been elected and qualified.

2. The organization meeting of the board of directors, for the purpose of organization or otherwise, shall be held without further notice on the day of the annual meeting of shareholders, at such time and place as shall be fixed from time to time pursuant to resolution of the board. Other regular meetings of the board may be held without further notice at such times and places as shall be fixed from time to time pursuant to resolution of the board. The chairman of the board, the president, any vice president who is a member of the board, or the secretary may change the day or hour or place of any single regular meeting from that determined by the board upon causing that prior notice of such change be transmitted to all directors.

Special meetings of the board may be called at the direction of the chairman of the board, of the president or of any vice president who is a member of the board, or, in the absence of such officers, at the direction of any one of the directors. Any such meeting shall be held on such date and at such time and place as may be designated in the notice of the meeting.

Notices required under this section may be transmitted in person, in writing, or by telephone, telegram, cable or radio, and shall be effective whether or not actually received, provided they are duly transmitted not less than forty-eight hours in advance of the meeting. Notice may be waived in writing before or after a meeting. No notice or waiver need specify the business scheduled for any board meeting and any business may be transacted at either a regular or special meeting.

3. Five directors shall constitute a quorum for the transaction of business, except that any directorship not filled at the annual meeting and any vacancy, however caused, occurring in the board may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the board, or by a sole remaining director. At any meeting of the board, whether or not a quorum is present, a majority of those present may adjourn the meeting. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten days in any one adjournment.

4. (a) The provisions of this Section 4 of Article II shall be operative during any emergency in the conduct of the business of the corporation resulting from an attack on the United States or any nuclear or atomic disaster or from the imminent threat of such an attack or disaster. For the purpose of this Section 4 of Article II, such an emergency is defined as any period following (i) an enemy attack on the continental United States or any nuclear or atomic disaster as a result and during the period of which the means of communication or travel within the continental United States are disrupted or made uncertain or unsafe, or (ii) a determination as herein provided that such an attack or disaster is imminent or has occurred. The commencement and termination of the period of any such emergency may be determined by the chairman of the board or, in the event of the death, absence or disability of the chairman of the board, by the president, or in the event of the death, absence or disability of both the chairman of the board and the president, by such person or persons as the board of directors may from time to time designate, but in the absence of such specific designation, by the executive or senior vice president who has been designated pursuant to the authority of Section 6 of Article IV of these by-laws to exercise the powers and perform the duties of the chairman of the board and the president. To the extent not inconsistent with the provisions of this Section 4 of Article II, the by-laws in their entirety shall remain in effect during any such emergency.

(b) Before or during any such emergency, the board may change the head office or designate several alternative head offices or regional offices, or authorize the officers to do so, said change to be effective during the emergency.

(c) The officers or other persons designated by title in a list approved by the board before or during the emergency, all who are known to be alive and available to act in such order of priority and subject to such conditions and for such period of time, not longer than reasonably necessary after the termination of the emergency, as may be provided in the resolution of the board approving the list, shall, to the extent required to provide a quorum at any meeting of the board, be deemed and shall have all the powers of directors for such meeting. Unless so designated, an officer who is not a director shall not be deemed a director for the foregoing purpose.

(d) Meetings of the board may be called by any officer or director or in the absence of all officers and directors by any person designated in a list approved by the board pursuant to subsection (c) of this Section 4. Any such meeting shall be held on such date and at such time and place as may be designated in the notice of the meeting. Notice of any such meeting need be given only to such of the directors as it may be feasible to reach at the time and such of the persons designated in such list as is considered advisable in the judgment of the person calling the meeting. Any such notice may be transmitted in person, in writing, or by telephone, telegram, cable or radio, or by such other means as may be feasible at the time, shall be effective whether or not actually received and shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit.

(e) Three directors shall constitute a quorum for the transaction of business.

(f) Before or during any such emergency, the board by resolution may (i) appoint one or more committees in addition to or in substitution for one or more of those appointed pursuant to the provisions of Article III of these by-laws to act during such emergency and (ii) take any of the actions listed in Section 2 of Article III of these by-laws in regard to any committee established pursuant to (i) of this subsection (f). Each such committee shall have at least three members, none of whom need be a director. To the extent provided in such resolution, each such committee shall have and may exercise all the authority of the board, except that no such committee shall take the action which Section 1 of Article III of these by-laws prohibits committees of the board to take.

(g) Before or during any such emergency, the board may provide and from time to time modify, lines of succession in the event that during such an emergency any or all officers or agents of the corporation or any or all members of any committee of the board shall for any reason be rendered incapable of discharging their duties.

(h) No officer, director or employee acting in accordance with this Section 4 of Article II shall be liable except for willful misconduct. No officer, director or employee shall be liable for any action taken in good faith in such an emergency in furtherance of the ordinary business affairs of the corporation even though not authorized by the by-laws then in effect.

(i) Persons may conclusively rely upon a determination made pursuant to subsection (a) of this Section 4 that an emergency as therein defined exists regardless of the correctness of such determination.

5. No contract or other transaction between the corporation and one or more of its directors or between the corporation and any other corporation, firm or association of any type or kind in which one or more of its directors are directors or are otherwise interested, shall be void or voidable solely by reason of such common directorship or interest, or solely because such director or directors are present at the meeting of the board or a committee thereof which authorizes or approves the contract or transaction, or solely because such director's or directors' votes are counted for such purpose, if (a) the contract or other transaction is fair and reasonable as to this corporation at the time it is authorized, approved or ratified, or (b) the fact of the common directorship or interest is disclosed or known to the board or committee and the board or committee authorizes, approves or ratifies the contract or transaction by unanimous written consent, provided at least one director so consenting is disinterested, or by affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, or (c) the fact of the common directorship or interest is disclosed or known to the shareholders and they authorize, approve or ratify the contract or transaction.

ARTICLE III

Committees of the Board

1. The board, by resolution adopted by a majority of the entire board, may appoint from among its members an executive committee and one or more other committees, each of which shall have at least three members. To the extent provided in such resolution, each such committee shall have and may exercise all the authority of the board, except that no such committee shall (a) make, alter or repeal any by-law of the corporation; (b) elect any director, or remove any officer or director; (c) submit to shareholders any action that requires shareholders' approval; or (d) amend or repeal any resolution theretofore adopted by the board which by its terms is amendable or repealable only by the board.

2. The board, by resolution adopted by a majority of the entire board, may (a) fill any vacancy in any such committee; (b) appoint one or more directors to serve as alternate members of any such committee, to act in the absence or disability of members of any such committee with all the powers of such absent or disabled members; (c) abolish any such committee at its pleasure; (d) remove any director from membership on such committee at any time, with or without cause; and (e) establish as a quorum for any such committee less than a majority of the entire committee, but in no case less than the greater of two persons or one-third of the entire committee.

3. Actions taken at a meeting of any such committee shall be reported to the board at its next meeting following such committee meeting; except that, when the meeting of the board is held within two days after the committee meeting, such report shall, if not made at the first meeting, be made to the board at its second meeting following such committee meeting.

ARTICLE IV

Officers

1. The board of directors at the organization meeting on the day of the annual election of directors shall elect a chairman of the board, a president, one or more vice presidents as the board may determine, any one or more of whom may be designated as executive vice president or as senior vice president or in such special or limiting style as the board may determine, a secretary, a treasurer, a controller, a general counsel, and a general tax counsel. The chairman of the board and the president shall each be a director, but the other officers need not be members of the board.

2. The board of directors may from time to time elect, or authorize an officer of the corporation to appoint in writing, assistant secretaries, assistant treasurers, assistant controllers, and such other officers as the board may designate.

3. All officers of the corporation, as between themselves and the corporation, shall have such authority and perform such duties in the management of the corporation as may be provided in these by-laws, or as may be determined by resolution of the board not inconsistent with these by-laws.

4. The chairman of the board shall be chief executive officer of the corporation and shall preside at all meetings of shareholders and directors. Subject to the board of directors, the chairman of the board shall have general care and supervision of the business and affairs of the corporation. In the absence of the president, the chairman of the board shall exercise the powers and perform the duties of the president.

5. The president shall, subject to the board of directors, direct the current administration of the business and affairs of the corporation. In the absence of the chairman of the board, the president shall preside at meetings of the shareholders and directors and exercise the other powers and duties of the chairman.

6. In the event of the death, absence, or disability of the chairman of the board and the president, an executive or senior vice president may be designated by the board to exercise the powers and perform the duties of those offices.

7. The secretary shall give notice of all meetings of the shareholders and of the board of directors. The secretary shall keep records of the votes at elections and of all other proceedings of the shareholders and of the board. The secretary shall have all the authority and perform all the duties normally incident to the office of secretary and shall perform such additional duties

as may be assigned to the secretary by the board, the chairman of the board or the president.

The assistant secretaries shall perform such of the duties of the secretary as may be delegated to them by the secretary.

8. The treasurer shall be the principal financial officer of the corporation. The treasurer shall have charge and custody of all funds and securities of the corporation; receive and give receipts for monies paid to the corporation, and deposit such monies in the corporation's name in such banks or other depositories as shall be selected for the purpose; and shall cause money to be paid out as the corporation may require. The treasurer shall have all the authority and perform all the duties normally incident to the office of treasurer and shall perform such additional duties as may be assigned to the treasurer by the board of directors, the chairman of the board or the president.

The assistant treasurers shall perform such of the duties of the treasurer as may be delegated to them by the treasurer.

9. The controller shall be the principal accounting and financial control officer of the corporation. The controller shall be responsible for the system of financial control of the corporation, including internal audits, the maintenance of its accounting records, and the preparation of the corporation's financial statements. The controller shall periodically inform the board of directors of the corporation's financial results and position. The controller shall have all the authority and perform all the duties normally incident to the office of controller and shall perform such additional duties as may be assigned to the controller by the board of directors, the chairman of the board or the president.

The assistant controllers shall perform such of the duties of the controller as may be delegated to them by the controller.

10. The general counsel shall advise the board of directors and officers on legal matters, except those relating to taxes. The general tax counsel shall advise the board of directors and officers on legal matters relating to taxes. Each shall perform such additional duties as may be assigned to either of them by the board of directors, the chairman of the board or the president.

11. Any vacancy occurring among the officers, however caused, may be filled by the board of directors except that any vacancy in the office of an assistant secretary, assistant treasurer or assistant controller appointed by an officer of the corporation may be filled by the officer, if any, then authorized by the board to make appointments to such office.

12. Any officer may be removed by the board with or without cause, and any assistant secretary, assistant treasurer or assistant controller appointed by an officer of the corporation may be removed with or without cause by the officer, if any, then authorized by the board to make appointments to such office.

ARTICLE V

Divisions and Division Officers

1. The board of directors may from time to time establish one or more divisions of the corporation and assign to such divisions responsibilities for such of the corporation's business, operations and affairs as the board may designate.

2. The board of directors may appoint or authorize an officer of the corporation to appoint in writing officers of a division. Unless elected or appointed an officer of the corporation by the board of directors or pursuant to authority granted by the board, an officer of a division shall not as such be an officer of the corporation, except that such person shall be an officer of the corporation for the purposes of executing and delivering documents on behalf of the corporation or for other specific purposes, if and to the extent that such person may be authorized to do so by the board of directors. Unless otherwise provided in the writing appointing an officer of a division, such person's term of office shall be for one year and until that person's successor is appointed and qualified. Any officer of a division may be removed with or without cause by the board of directors or by the officer, if any, of the corporation then authorized by the board of directors to appoint such officer of a division.

3. The board of directors may prescribe or authorize an officer of the corporation or an officer of a division to prescribe in writing the duties and powers and authority of officers of divisions.

ARTICLE VI

Transfer of Shares

1. Shares of the corporation shall be transferable on the records of the corporation in accordance with the provisions of Chapter 8 of the Uniform Commercial Code (New Jersey Statutes 12A:8-101 et seq.), as amended from time to time, except as otherwise provided in the New Jersey Business Corporation Act (New Jersey Statutes 14A:l-l et seq.).

2. In the case of lost, destroyed or wrongfully taken certificates, transfer shall be made only after the receipt of a sufficient indemnity bond, if required by the board of directors, and satisfaction of other reasonable requirements imposed by the board.

3. The board of directors may from time to time appoint one or more transfer agents and one or more registrars of transfers. All share certificates shall bear the signature, which may be a facsimile, of a transfer agent and of a registrar. The functions of transfer agents and registrars shall conform to such regulations as the board may from time to time prescribe. The board may at any time terminate the appointment of any transfer agent or registrar.

ARTICLE VII

Fiscal Year

The fiscal year of the corporation shall be the calendar year.

ARTICLE VIII

Corporate Seal

1. The corporate seal is, and until otherwise ordered by the board of directors shall be, a circle containing the words "EXXON MOBIL CORPORATION, CORPORATE SEAL, 1882, NEW JERSEY" and may be an impression thereof or printed or other facsimile reproduction.

2. The impression of the seal may be made and attested by either the secretary or an assistant secretary for the authentication of contracts and other papers requiring the seal.

ARTICLE IX

Amendments

The board of directors shall have the power to make, alter and repeal the by-laws of the corporation, but by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders.

ARTICLE X

Indemnification

1. The corporation shall indemnify to the full extent from time to time permitted by law any director or former director or officer or former officer made, or threatened to be made, a party to, or a witness or other participant in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, legislative, investigative, or of any other kind, by reason of the fact that such person is or was a director, officer, employee or other corporate agent of the corporation or any subsidiary of the corporation or serves or served any other enterprise at the request of the corporation (including service as a fiduciary with respect to any employee benefit plan of the corporation or any subsidiary of the corporation) against expenses (including attorneys' fees), judgments, fines, penalties, excise taxes and amounts paid in settlement, actually and reasonably incurred by such person in connection with such action, suit or proceeding, or any appeal therein. No

indemnification pursuant to this Article X shall be required with respect to any settlement or other nonadjudicated disposition of any threatened or pending action or proceeding unless the corporation has given its prior consent to such settlement or other disposition.

2. As any of the foregoing expenses are incurred, they shall be paid by the corporation for the director or former director or officer or former officer in advance of the final disposition of the action, suit or proceeding promptly upon receipt of an undertaking by or on behalf of such person to repay such payments if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

3. The foregoing indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which any person indemnified may be entitled.

4. The rights provided to any person by this Article X shall be enforceable against the corporation by such person, who shall be presumed to have relied upon it in serving or continuing to serve as a director or in any of the other capacities set forth in this Article X. No elimination of or amendment to this Article X shall deprive any person of rights hereunder arising out of alleged or actual occurrences, acts or failures to act occurring prior to notice to such person of such elimination or amendment. The rights provided to any person by this Article X shall inure to the benefit of such person's legal representative.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 6, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exxon Mobil Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Exxon Mobil Corporation ("Exxon Mobil" or the "Company"), by letter dated January 22, 2008, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to Exxon Mobil urges;

that the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to their health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries (emphasis added).

Exxon Mobil's letter to the Commission stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2008 annual meeting of shareholders. Exxon Mobil argues that the Proposal is in violation of:

- Rule 14a-8(i)(7) as an ordinary business matter, despite the fact that the Proposal addresses a significant social policy issue, and
- Rule 14a-8(i)(10) because Exxon Mobil has substantially implemented the Proposal, even though the statutory, regulatory and Company Code of Conduct for directors is inapplicable to conflicts of interest involving significant social policy issues.

The Proposal was carefully crafted to address the significant social policy issue of health care reform and the conflicts of interest that arise when health industry affiliated directors vote or chair board actions on this issue. The statutory and regulatory requirements on director conflicts of interest cited by Exxon Mobil, together with the Company's own policies and procedures on conflicts of interest, address commercial transactions, not conflicts of interest on significant social policy issues.

II. Health industry affiliated director conflicts of interest are significant social policy issues and may not be excluded under Rule 14a-8(i)(7).

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues...would not be excludable, because the proposals would transcend day-to-day business matters....'" The Proposal before Exxon Mobil is just such a proposal. It addresses the significant social policy issue of health care reform and conflicts of interest that are presented by the Company's health industry affiliated directors on this issue. The Proposal does not ask the Company to provide any information or reports on its internal operations, nor does it attempt to micromanage the Company. Instead it urges the Board to integrate the Company's existing policies with an amended policy to protect the Company and shareholders from health industry affiliated director conflicts of interest.

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal*/NBC News, the Kaiser Foundation and *The New York Times* all document its significance. In the latest *Wall Street Journal*/NBC News poll, for example, 52 percent of Americans "say the economy and health care are most important to them in choosing a president, compared with 34 percent who cite terrorism and social and moral issues.... That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[1]

Many businesses now cite health care costs as their biggest economic challenge. Indeed, Exxon Mobil is a member of the Business Roundtable, whose president, John Castellani, has called health care reform a top priority for business and Congressional action."[2] In September, the CEOs of Kelly Services and Pitney Bowes, Inc., together with GE's Global Health Director, called on Congress to enact health care reform.[3] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[4] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[5] In addition, Wal-Mart has joined with SEIU calling on Congress to enact health care reform.[6]

Underscoring the significance of health care reform as a major social policy issue, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[7]

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[1] *The Wall Street Journal*, December 4, 2007, p A1.

[2] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007. http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.

[3] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc.; and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[4] "National Health Care Reform: The Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006). http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).

[5] *The Wall Street Journal*, November 13, 2007, p. B4.

[6] *The New York Times*, February 7, 2007.

[7] *The New York Times*, August 31, 2007.

B. Health industry affiliated director conflicts on health care reform are significant social policy issues.

Health industry affiliated director conflicts of interest are themselves a significant policy issue in the media and in Congress. During Congressional consideration of amendments to the Hatch-Waxman Act, for example, directors at both Verizon and Georgia-Pacific were instrumental in terminating each company's support for and involvement in Business for Affordable Medicine, a business coalition supporting federal legislation to strengthen the Act.[8] The coalition had been organized by the governors of 12 states, Verizon, Georgia-Pacific and other major corporations to reduce expenditures on prescription drugs, a major problem for business and state Medicaid programs. The Congressional Budget Office estimated that the legislation would reduce total spending on prescription drugs by $60 billion, or 1.3 percent, over the next 10 years. An examination of Verizon's proxy revealed that its CEO, Ivan Seidenberg, the chairman of its Human Resources Committee, Walter Shipley, John R. Stafford, retired CEO of Wyeth, and Richard L. Carrion, were each directors of Wyeth, which successfully lobbied Verizon to end its involvement in the coalition.[9]

At General Motors, where health care costs have long been a central concern, three of the eleven independent directors on the board are directors of pharmaceutical companies. The Company's presiding director, George Fisher, also serves as a director of Eli Lilly and Company. Percy N. Barnevik, a director since 1997, retired as CEO of AstraZeneca PLC in 2004 and serves as chairman of GM's Public Policy Committee. Director Karen Katen retired as executive vice president of Pfizer in 2007, served as an officer of PhRMA and continues to serve as chair of the Pfizer Foundation. Each director's holdings in Eli Lilly, AstraZeneca and Pfizer, respectively, vastly outweigh his or her holdings in GM. In 2007, *The New York Times* reported that GM was the only U.S. auto company purchasing the brand-name drug, Nexium, manufactured by AstraZeneca, at a cost to GM of $110 million per year. Senior management and labor leaders at GM had decided to eliminate Nexium from the GM formulary.[10] That decision was overturned, according to senior labor and management leaders at GM, after the GM board of directors reviewed it. At the same time, and despite its extensive federal legislative activity, GM failed to take any action to support legislation to reform the Medicare prescription drug program to require prescription drug price negotiations between pharmaceutical companies and the federal government.[11]

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[8] *The New York Times*, September 4, 2002.
[9] Verizon Communications, SEC Def.14A. 2003.
[10] *The New York Times*, October 5, 2007.
[11] Correspondence: John J. Sweeney, President, AFL-CIO, and G. Richard Wagoner, CEO, General Motors Corporation, June 14, 2007 and August 8, 2007.

Conflicts of interest among health industry affiliated directors have also been documented by Chrysler Corporation's former vice president of public policy, Walter B. Maher. Writing in the *American Journal of Public Health*, Maher described how "a representative of the insurance industry" [the CEO of Prudential Insurance] successfully blocked Chrysler Corporation's efforts to persuade Business Roundtable members to support health care reform."[12]

At least 21 major companies (Attachment "A"), including Exxon Mobil, have multiple health industry affiliated directors serving on their boards of directors.[13]

1. Companies now recognize health care reform as a significant social policy issue and have amended their conflicts of interest policies for health industry affiliated directors accordingly.

At the same time Proponent filed the Proposal at Exxon Mobil, Proponent filed virtually identical proposals on this same issue at the American Express Company, the McGraw-Hill Companies and Electronic Data Systems (EDS). In addition, proponents filed proposals calling upon companies to adopt principles on the significant social policy issue of health care reform at IBM, General Electric and Bristol-Meyers Squibb. Instead of seeking No-Action Letters from the Commission to exclude these proposals, American Express, McGraw-Hill, IBM, General Electric and Bristol-Meyers Squibb each commenced dialogues with proponents and each has agreed to revise director conflicts of interest policies or issue corporate statements of principles for health care reform.[14] Proponents have agreed to withdraw the proposals and, in the case of Bristol-Meyers Squibb, the company has withdrawn its request to the Commission for a No-Action Letter.

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[12] Maher. W.B., "Rekindling Reform—How Goes Business?" 93 Am J Pub Health 92 (2003)?

[13] Letter and Report to SEC Chairman Christopher Cox from AFL-CIO Office of Investment Director, Daniel F. Pedrotty. October 4, 2007.

[14] The McGraw-Hill Companies: http://media.corporate-ir.net/media_files/irol/96/96562/Director_Code_Ethics_2008.pdf. (Accessed January 30, 2008): American Express Company: email correspondence between Stephen P. Norman, Corporate Governance Officer and Secretary, The American Express Company, and Daniel F. Pedrotty, Director. AFL-CIO Office of Investment. January 3. 2008; Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html; Letter from Heather L. Maples. Special Counsel. Division of Corporation Finance, U.S. Securities and Exchange Commission, to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008; IBM: Letter from Randy MacDonald, Senior Vice President. Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached); GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General Electric to Sister Barbara Kraemer, President, School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008.

Finally, EDS, whose request for a No-Action Letter was granted, *Electronic Data Systems Corporation* (January 24, 2008), nevertheless agreed to amend its conflicts of interest policies after dialogue with the Proponent.[15]

C. The Proposal presents a significant public policy issue that is not addressed by, but is entirely compatible with, Exxon Mobil's existing policies on conflicts of interest.

Rule 14a-8(i)(7) permits a company to exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that a proposal that is otherwise excludable under the ordinary business exclusion is includable, however, if it raises a significant policy issue. (Securities Exchange Act Release No. 40,018 (May 21, 1998).)

Exxon Mobil appears to have ignored the fact that the Proposal specifically states that the Proposal urges the board to adopt a policy addressing:

> conflicts associated with company <u>involvement in public policy issues related to their [directors'] health industry affiliations</u> and shall be explicitly integrated with the company's existing policies regarding related party transactions (emphasis added).

Instead, the Company repeatedly misconstrues the Proposal as a conflicts of interest policy request that micromanages ordinary business matters of employee benefits. It does nothing of the kind. The Proposal addresses health care reform as an external, significant social policy issue facing the Nation and the Company. The Proposal focuses on health industry affiliated director conflicts associated with Company involvement in this significant social policy issue. Indeed, Exxon Mobil has stated that the Company's board of directors will discuss health care reform and make decisions on this significant social policy issue after the presidential election in November 2008.[16]

Exxon Mobil directors William W. George, William R. Howell, Steven S. Reinemund, and Walter V. Shipley are also directors of Novartis AG, Pfizer Inc., Johnson & Johnson, and Wyeth, respectively. As pharmaceutical company directors, however, they must routinely take positions on the significant social policy issue of health care reform that are in conflict with the interests of Exxon Mobil. For example, Johnson & Johnson, Wyeth and Novartis are opposed to any amendments to Medicare that would empower the federal government to negotiate prices of

[15] Email from David B. Hollander, Legal Manager-Corporate Acquisitions and Finance, EDS, to Robert E. McGarrah, Jr., Counsel, AFL-CIO Office of Investment, February 1, 2008.
[16] Sr. Betty Kenny, OSF, Coordinator, Justice & Peace, Rochester Minnesota Franciscans, and Michael Crosby, "Memorandum on Exxon Mobil dialogue on health care reform," January 2008.

prescription drugs with pharmaceutical companies, or to establish a Medicare formulary. With the exception of pharmaceutical companies like Johnson & Johnson, Wyeth and Novartis, Exxon Mobil and all other businesses would realize significant savings from such an amendment to Medicare because the prices of prescription drugs would decline substantially.[17]

Proponent agrees with the Company that it is not in the business of health care, nor does its board of directors routinely deal with the significant social policy issue of health care reform. But it is precisely because health care reform is a significant social policy issue that Exxon Mobil's health industry affiliated directors must recuse themselves from chairing committees or voting on this issue. Exxon Mobil's existing policies and practices do not require them to recuse themselves because the issue is not considered to be one of the personal financial interests covered by the Company's existing policies and practices. Unless they recuse themselves from voting or chairing committees, there is at least the appearance of a director conflict of interest at Exxon Mobil.

The Company cites *Westinghouse Electric Corporation*, 1997 SEC No-Act. LEXIS 162 (January 28, 1997), in support of its argument to exclude the Proposal as a matter of ordinary business. The proposal in *Westinghouse*, however, involved a proposal that the board of directors "avoid business relationships with non-management directors." Westinghouse already had policies relating to such transactions in effect. The Proposal before Exxon Mobil, however, is a significant social policy issue that involves a matter not covered by the Company's existing policies and practices. It is certainly not a matter of ordinary business and, as the Company has disclosed to shareholders, the board of directors will decide the Company's policy on health care reform after the November 2008 presidential election.[18]

Genetronics Biomedical Corporation, 2003 SEC No-Act. LEXIS 527 (April 4, 2003), involved a conflicts of interest proposal, but Exxon Mobil conveniently ignores the fact that the Commission's decision specifically noted that the proposal before Genetronics attempted to deal with "all financial conflicts of interest" involving directors and that it "appears to include matters relating to non-extraordinary transactions." The Proposal before Exxon Mobil, however, is carefully crafted to address only health industry affiliated director conflicts of interest affecting the significant social policy issue of health care reform.

Verizon Communications, Inc., 2007 SEC No-Act. LEXIS 268 (February 23, 2007), involved a proposal requesting the formation of a "Corporate Responsibility Committee" to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness and reliability." The breadth of that proposal and its obvious involvement in ordinary business is

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[17] House Committee on Oversight and Government Reform, "Private Medicare Drug Plans: High Expenses and Low Rebates Increase the Cost of Medicare Drug Coverage." Washington, DC, October 2007, p.i.

[18] Sr. Betty Kenny, OSF, Op. cit.

in stark contrast to the Proposal before Exxon Mobil, which goes to the matter of a significant social policy issue and is narrowly targeted to be compatible with existing procedures and practices at the Company.

Similarly, *Costco Wholesale Corporation*, 2003 SEC No-Act. LEXIS 817 (December 11, 2003), involved a proposal requesting that the board develop "a thorough Code of Ethics that would also address issues of bribery and corruption" as well as a report on the new code. The breadth and scope of the proposal centered on the ordinary business of Costco. The Proposal before Exxon Mobil, however, is narrowly targeted to the significant social policy issue and in no way impinges upon the ordinary business of the Company.

Also cited by Exxon Mobil, *Chrysler Corporation*, 1998 SEC No-Act. LEXIS 415 (March 18, 1998), had nothing to do with conflicts of interest and, instead, involved the development of a "comprehensive code of conduct to guide the formulation of company policies, programs, and practices to address the new challenges…in the global marketplace." The Chrysler proposal involved ordinary business matters, unlike the Proposal before Exxon Mobil, which is centered on a significant social policy issue.

USX Corporation, 1995 SEC No-Act. LEXIS 1005 (December 28, 1995), is also inapposite. The proposal before USX involved a wholesale revision of the company's code of ethics and conduct. That was a matter of ordinary business before the company. The Proposal before Exxon Mobil, however, involves nothing of the kind. It centers on a significant social policy issue that is not now part of the Company's code of conduct.

McDonald's Corporation, 1990 SEC No-Act. LEXIS 517 (March 19, 1990), cited by Exxon Mobil, is yet another case of a proposal involving a wholesale revision of the company's code of conduct: "[T]he staff has particularly noted that the proposal appears to be directed at the content and the implementation of standards on such matters as the conduct of the Company's management, the Company's employee/employer relations, the Company's customer and business policies and the Company's relationship with its shareholders. In the Division's view, these matters involve decisions dealing with the Company's business operations as illustrated by the Company's existing policies with respect to the conduct of directors and officers, employment policies on affirmative action and equal employment opportunity and various other organizational policies departments, and committees." In contrast, the Proposal before Exxon Mobil is targeted to a significant social policy issue that is not addressed by Exxon Mobil's existing policies and practices on conflicts of interest. It, however, is entirely compatible with them.

Transamerica Corporation, 1986 SEC No-Act. LEXIS 1690 (January 22, 1986), was also a case of a proposal seeking the wholesale adoption of a company-wide code of conduct.

Proponent does not dispute the fact that Exxon Mobil has a company-wide code of conduct. The Proposal addresses a significant social policy issue not addressed by the Company's code of conduct. It is not, therefore, a matter of ordinary business.

Proponent does not dispute the fact that Exxon Mobil's management is involved with ordinary business operations such as the purchase and management of health care benefits at the Company. This Proposal has little, if anything, to do with those matters. Instead, it involves the Company's board of directors stating principles on a significant social policy issue, *McDonald's Corporation*, 2007 SEC No-Act. LEXIS 378 (March 22, 2007). (Statement on labor and human rights is not ordinary business). The Proposal is a matter best addressed, as demonstrated by other companies, including McGraw-Hill, IBM, EDS and American Express, that received this same proposal, by amending the Company's code of conduct to deal with health industry affiliated director conflicts as significant social policy issue.

D. The Proposal addresses the significant social policy issue of health care reform and does not relate to ordinary business matters of employee benefits.

Exxon Mobil claims that the Proposal pertains to health care costs and is therefore excludable. Exxon Mobil's reasoning ignores the fact that significant social policy issues, at some level, always involve costs. But that does not make them excludable under Rule 14a-8(i)(7). Just as the significant social policy issue of labor and human rights pertains to employee wage costs, and is not excludable, so the significant social policy issue of health care reform pertains to health benefits costs and is not, therefore, excludable. Framed as it is in the Proposal before Exxon Mobil, the issue is one that is an externality, involving the Company, but more importantly the Nation.

In *Ford Motor Company*, 2007 SEC No-Act. LEXIS 296 (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce," could not be excluded as ordinary business under rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

The Company, however, cites Staff decisions on proposals that centered on matters of internal risk assessment and company finances relating to employee benefits plans. *General Motors Corporation*, 2007 SEC No-Act. LEXIS 446 (April 11, 2007), involved a report on GM's health care costs for GM employees and retirees and their dependents and their implication for various policy developments in health care. *Target Corporation*, 2007 SEC No-Act. LEXIS 290 (February 27, 2007), also involved reporting on health care costs, a matter the company dealt with in the ordinary course of business. Unlike the Proponent's Proposal, which calls for the adoption of amendments to conflicts of interest policies regarding a significant social policy issue, the health care reports called for by the proposals in *General Motors Corporation* and *Target Corporation* would have required each company to conduct internal risk assessments.

Commission decisions in both *McDonald's Corporation*, 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), are relevant to the Proposal before Exxon Mobil. Like Exxon Mobil, McDonald's and Costco each cited "ordinary business operations," to exclude proposals on significant social policy issues that called for the adoption of a company code of conduct. The Staff denied each company's request.

Exxon Mobil also argues that the Proposal deals with ordinary conflict of interest matters that are routine business before the Board of Directors. The plain language of the Proposal reveals that it is designed to deal with a significant social policy issue affecting health industry affiliated directors. The Commission decisions cited by Exxon Mobil do not support the exclusion of a Proposal whose sole purpose is the address a significant social policy issue.

III. Exxon Mobil has failed to demonstrate that it has substantially implemented the Proposal because health industry affiliated conflicts of interest on significant social policy issues are completely unaffected by the Company's existing policies and its compliance with statutory and regulatory authorities.

The Company would have the Commission believe it has substantially implemented the Proposal, thereby permitting its exclusion under Rule 14a-8(i)(10).. Exxon Mobil cites Exchange Act Release No.12598 (July 7, 1976) to the effect that it has "already taken actions to address each element" of the Proposal. A comparison of the Proposal and Exxon Mobil's Code of Conduct clearly shows that the Company has not adopted what the Proposal calls for, namely, a policy addressing conflicts associated with company involvement in significant social policy issues related to directors' health industry affiliations. Citing Exchange Act Release No. 20091 at § II.E.6 (August 16, 1983), 1998 Release at n.30 and accompanying text, and *Texaco, Incorporated*, 1991 SEC No-Act. LEXIS 500 (March 28, 1991), the Company then appears to claim that its "'particular policies, practices and procedures compare favorably with the guidelines of the Proposal.'" They do not. The Proposal does not deal with the personal financial conflicts or related transactions addressed by the Company's existing policies and procedures. Instead, the Proposal deals with a significant social policy issue and the conflicts that arise when health industry affiliated directors address this issue.

Exxon Mobil cites *Texaco, Inc.*, 1991 SEC No-Act. LEXIS 500 (March 28, 1991), in support of its claim that it had satisfactorily addressed the underlying concerns of the Proposal. But *Texaco* involved a proposal calling for the adoption of the Valdez environmental standards at the time the company had taken environmental actions to address the very issues raised by the proposal. Exxon Mobil is in no position to make such a claim because it has taken no action at all. Unlike American Express, McGraw-Hill and EDS, each of which took action after receiving this identical proposal, Exxon Mobil has done absolutely nothing.

Exxon Mobil also cites *Masco Corporation*, 1999 SEC No-Act. LEXIS 390 (March 29, 1999), in support of its request to exclude the Proposal. Yet a review of that decision reveals that Masco's board of directors had announced its intention to approve a resolution in substantially the form submitted by the proponent. Exxon Mobil proposes to take no action whatsoever. Indeed, Exxon Mobil contends that it has already taken the actions requested by the Proposal, when the Company's own Code demonstrates that it has not done so.

NYSE Corporate Governance Standard 303A.10, which Exxon Mobil cites as evidence of its substantial implementation of the Proposal, addresses the "private interest" of a director that may appear to be in conflict with the interests of the corporation as a whole. The conflicts presented by health industry affiliated directors who deal with the significant social policy issue of health care reform, however, are not private transactional interests. The very nature of a significant social policy issue is its public character. There is no personal financial stake involved. While it is true, for example, that the market share of pharmaceutical companies rose as a result of the Medicare Modernization Act, the personal, transactional matters framed by NYSE 303A.10 would not pick up the conflict for an Exxon Mobil director like William W. George of Novartis AG, William R. Howell of Pfizer Inc., Steven S. Reinemund of Johnson & Johnson, and Walter V. Shipley of Wyeth. Yet as Exxon Mobil directors, they have a conflict of interest if they fail to advise Exxon Mobil of the conflict or vote to oppose amendments to the Medicare Modernization Act that would empower the federal government to negotiate prescription drug prices directly with these pharmaceutical companies.

The same observations apply to Exxon Mobil's contention that Item 404(b) of Regulation S-K substantially implements the Proposal. Indeed, Item 404(b) is explicitly titled "Review, approval or ratification of <u>transactions with related persons</u>" (emphasis added). There is no transaction involved with Exxon Mobil's adoption or rejection of matters relating to the significant social policy issue of health care reform. There is no financial transaction. Regulation S-K simply does not apply and, like NYSE Standard 303A.10, Exxon Mobil's claim that it has substantially implemented the Proposal falls far short of implementation.

Finally, the Company describes the director "duty of loyalty" under New Jersey law as yet another basis for its claim of substantial implementation of the Proposal. New Jersey law and the cases cited by Exxon Mobil, however, do not stand for the principle that New Jersey's "duty of loyalty" standard would apply to director conflicts involving a significant social policy issue. Instead, the duty of loyalty is framed in the context of commercial transactions. For example, in *Daloisio v. Peninsula Land Co.. 43 N.J. Super. 79,88 (1956)*: "The principle, long established in this State, is that directors may not lawfully enter into a contract affecting their corporation, in the benefit of which even one of their number participates, without the knowledge and consent of the stockholders."

The New Jersey Business Corporation Act clarifies the duty of loyalty:

> As used in this subsection, an act or omission in breach of a person's duty of loyalty means an act or omission which that person knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter <u>in which he has a material conflict of interest</u>." (emphasis added). N.J. Stat. § 14A:2-7(3).

The "material conflict of interest" standard contained in New Jersey law has only been applied to commercial transactions, not significant social policy issues. As a result, Exxon Mobil has never dealt with the conflicts of interest that are inherent in its consideration of health care reform. In fact, Exxon Mobil's proxy statement for 2007 describes each of its health industry affiliated directors as independent for the purposes of New Jersey law, Regulation S-K, NYSE Corporate Governance Standard 303A.10 and the Company's policies and procedures on conflicts of interest.[19] Yet the four health industry affiliated directors of Exxon Mobil[20] will face both the appearance of and an actual conflict of interest when the Company's board of directors addresses the issue of health care reform. If Exxon Mobil does not act as American Express, McGraw-Hill and EDS and adopt in some form the amendments proposed by the Proponent, shareholders will have no assurance that the interests of pharmaceutical companies have not determined the outcome of the Company's decisions on health care reform.

IV. Conclusion.

Exxon Mobil has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal presents a significant social policy issue that transcends day-to-day business matters at Exxon Mobil. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

---

[19] Exxon Mobil Corporation, SEC Def. 14A. Definitive Proxy Statement, April 11, 2007, pp 9-11.
[20] William W. George of Novartis AG, William R. Howell of Pfizer Inc., Steven S. Reinemund of Johnson & Johnson, and Walter V. Shipley of Wyeth.

A review of the Exxon Mobil Code of Conduct with respect to director involvement in significant social policy issues clearly shows that Exxon Mobil has not substantially implemented the Proposal. It may not be excluded under Rules 14a-8(i)(10) and 14a-8(j).

Consequently, since Exxon Mobil has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before Exxon Mobil's shareholders at the 2008 annual meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu, #2, afl-cio

cc: Amy L. Goodman, Gibson, Dunn & Crutcher LLP

Attachments

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

October 4, 2007

ATTACHMENT A

The Honorable Christopher Cox, Chairman
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1090

Dear Chairman Cox:

I am writing in response to U. S. Chamber of Commerce president Tom Donohue's September 7, 2007, letter to you regarding the AFL-CIO's and public, religious and social investment funds' interest in filing shareholder resolutions on director conflicts of interest, political contributions and health care principles during the 2008 proxy season.

I. Director Conflicts of Interest

Director conflicts of interest have long been recognized by state courts and the SEC staff as a matter of legitimate concern for shareholders. The attached survey, based upon The Corporate Library's database, corporate proxies and published reports, reveals widespread apparent conflicts of interest on the boards of 21 Fortune 500 companies. Each of these 21 non-health care companies has significant health care costs for its employees, retirees and dependents. Yet, each company has multiple directors in key leadership positions affecting company health care policies who are also directors or officers of pharmaceutical and health insurance companies. The report shows that, in many cases, these directors have personal holdings in pharmaceutical and health insurance industry equities that vastly outweigh their holdings in the companies where they serve as directors.

We are concerned these conflicts may have led to non-health care companies failing to manage their pharmaceutical health costs aggressively and may have led non-health care companies to take public policy positions that, while favorable to the interests of the pharmaceutical and health insurance companies, are not in fact in the interest of these non-health care companies.

For example, we are concerned that General Motors aggressively intervened to protect Nexium within its formulary at the same time Percy Barnevik, retired CEO of AstraZeneca, was a board member and chair of the Policy Committee. While this was occurring, other large companies were substituting cheaper, generic versions of Nexium to counter rapidly rising drug costs. We are not privy to the decision making process, but we believe investors should have some protections against this obvious conflict of interest.

We believe companies that have these conflicts embedded in their boards should adopt policies to manage these conflicts in the interest of the companies and their shareholders. These conflicts are real, involve material economic interests of the companies affected, and are clearly operating at the level of the governance of these public companies, and not at a managerial level.

II. Political Contributions

The Commission has also recognized that corporate political contributions are a proper matter for shareholder resolutions seeking a report from a board of directors. *The Charles Schwab Corporation,* SEC No-Action Letter. 2006 SEC No-Act. LEXIS 301 (March 2, 2006). As shareholders, we are interested in there being both appropriate disclosure and oversight of the political spending and activity of the public companies in which we and our members are invested.

III. Statement of Principles for Universal Health Insurance

Finally, access to affordable, comprehensive health insurance is now the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. Moreover, John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani. "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007)

The 47 million Americans without health insurance result in higher costs for U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University.

The National Coalition on Health Care, whose members include 75 of America's largest publicly-held companies, institutional investors and labor unions, have created principles for health insurance reform. According to the Coalition, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

The SEC has long recognized that significant social policy issues are proper matters for shareholder resolutions on such issues as global warming and human and civil rights. Shareholders voted on a health care resolution at the Ford Motor Company in 2007. *Ford Motor Company, 2007* SEC No-Act. LEXIS 296 (March 1, 2007).

IV. Conclusion

The AFL-CIO, together with other investors such as Trillium, Boston Common and Christus Health, share the concern that shareholder resolutions on director conflicts of interest, political contributions and health care principles are indeed matters of great consequence at public companies.

If you or the Commission staff would like to discuss these issues further, please contact Damon Silvers at 202-637-3953.

Sincerely,

D. F. Pedrotty

Daniel Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

cc: Commissioner Paul S. Atkins
Commissioner Kathleen L. Casey
Commissioner Annette L. Nazareth

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	8/28/07 value of share holdings of Company of Concern	8/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
American Express Co. (AXP)	$ 376	Leschly, Jan	Chair, Comp & Benefits Committee; Exec & Pub Responsibility Committee	Care Capital LLC, founder and partner	$ 8,958,339	Not Available	
		Reinemund, Steven S	Audit Committee	Johnson & Johnson	$ 296,850	$ 390,784	132%
		Walter, Robert D.	Audit, Comp & Benefits Committees	Cardinal Health Inc., exec. Chmn	$ 9,517,011	$ 238,431,080	2506%
		Williams, Ronald A.	Audit Committee	Aetna Inc., CEO	$ 118,740	$ 11,998,771	10105%
AT&T Corp. (T) 2nd largest unfunded OPEB liability	$ 26,990	McCoy, John B.	Gov, Exec and Nominating Committees	Cardinal Health Inc.	$ 1,338,319	$ 6,041,336	452%
		Metz, Mary S.	Gov and Nominating Committees	Longs Drug Stores Corp.	$ 165,009	$ 313,616	190%
Bank of America Corp. (BAC)	$ 1,450	Ryan, Thomas M.	Chair Gov and Nominating Committees; Compensation Committee	CVS Caremark Corp.	$ 254,518	$ 57,655,904	22644%
		Ward, Jacquelyn M.	Chair Asset Quality Committee	WellPoint Inc.	$ 732,836	$ 3,287,807	449%
The Black & Decker Corp. (BDK)	$ 89	Burns, M. Anthony	Finance Committee	Pfizer Inc.	$ 646,741	$ 533,942	83%
		Ryan, Robert L.	Audit Committee	UnitedHealth Group Inc., also retired CFO and Sr. VP Medtronic Inc.	$ -	$ 1,182,320	
The Boeing Co. (BA) 5th largest unfunded OPEB liability	$ 8,240	Collins, Arthur D.	Audit Committee	Medtronic Inc.	$ -	$ 22,516,277	
		Daley, William M.	Finance and Special Programs Committees	Abbott Laboratories	$ 131,208	$ 187,670	143%
		Jones, James L.	Audit Committee	Invacare Corp.	$ -	$ -	
Corning Inc. (GLW)	$ 803	Smithburg, William D.	Chair, Audit Committee; Comp Committee	Abbott Laboratories	$ 3,645,883	$ 3,415,594	94%
		Weeks, Wendell P.	Chairman & CEO	Merck & Co.	$ 20,294,298	$ 10,338	0%
Electronic Data Systems Corp. (EDS)		Durbar, W. Roy	Audit Committee	Humana Inc., retired from Eli Lilly and Co., holdings not available.	$ 187,125	$ 669,940	358%
		Gills, S. Malcolm	Audit Committee	Introgen Therapeutics	$ 82,752	$ 64,297	78%
		Hancock, Ellen M.	Chair, Comp Committee, Audit Committee	Aetna Inc.	$ 130,188	$ 455,868	350%
		Jordan, Michael H.	Chairman	Aetna Inc., retired	$ 9,844,298	$ 669,475	7%
		Kargas, Edward A.	Audit Committee	Tenet Healthcare Corp.	$ -	$ 33,800	
		Kargas, Edward A.	Audit Committee	Oncology Therapeutics	$ -	Not Available	
		Kangas, Edward A.	Audit Committee	Eclipsys Corp.	$ -	Not Available	
		Yost, R. David	Comp Committee	AmerisourceBergen, retired CEO	$ 109,200	$ 34,654,786	31735%
		Yost, R. David	Comp Committee	PharMerica	$ 109,200	$ 978,991	897%
Exxon Mobil Corp. (XOM) 7th largest unfunded OPEB liability	$ 6,340	George, William W.	Comp Committee	Novartis AG	$ 5,183,360	$ 6,532,820	126%
		Howell, William R.	Chair, Comp Committee	Pfizer Inc.	$ 4,692,792	$ 155,131	3%
		Reinemund, Steven S	Audit and Finance Committees	Johnson & Johnson	$ 849,238	$ 390,784	46%
		Shipley, Walter V.	Comp Committee	Wyeth	$ 4,122,622	$ 338,714	8%
General Electric Co. (GE) 6th largest unfunded OPEB liability	$ 6,550	Larsen, Ralph S.	Lead director, Chair Comp Committee; Gov and Nominating Committees	Johnson & Johnson, retired CEO	$ 2,396,156	$ 89,687,333	3745%
		Lazarus, Rochelle B.	Gov and Nominating Committees	Merck & Co.	$ 2,962,832	$ 206,760	7%

Data sources: The Corporate Library, Lionshares.com, SEC filings, Standard and Poor's

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
General Motors Corp. (GM)	$ 51,060	Barnevik, Percy	Chair, Policy Committee	AstraZeneca PLC, retired CEO	$ 351,037	Not Available	
Largest unfunded OPEB liability		Fisher, George M.C.	Lead Director, Chair Director & Corp Gov Committee	Eli Lilly and Co.	$ 174,398	$ 1,427,634	819%
		Katen, Karen	Directors & Corp Gov, Exec Comp Committee; Chair Investment Funds Committee	Pfizer Inc., president Pfizer Foundation, retired vice chair PhRMA	$ 220,200	$ 23,969,470	10885%
Honeywell International Inc. (HON)	$ 2,260	Howard, James	Audit Committee	Walgreen Co.	$ 552,774	$ 2,242,908	406%
		Seidenberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	CVS Caremark Corp., retired	$ 301,929	$ 584,978	194%
		Seidenberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	Wyeth	$ 301,929	$ 306,455	101%
		Sheares, Bradley T.	Management Development and Com Committee	Reliant Pharmaceuticals LLC, CEO	$ 177,800	Not Available	
		Stafford, John R.	Chair Com Committee; Audit Committee	Wyeth, retired	$ 1,485,581	$ 27,595,561	1858%
International Business Machines Corp. (IBM)	$ 5,720	Dormann, Juergen	Exec Comp and Management Resources Committee	Sanofi-Aventis, Vice Chair	$ 638,712	Not Available	
6th largest unfunded OPEB liability		Jackson, Shirley Ann	Directors & Corp Governance and Nominating Committees	Medtronic, Inc	$ -	$ 11,282	
		Lucio, Hoto A.	Chair Audit Committee	Stem Cell Innovations	$ 2,437,157	$ 8,000	0%
		Taurel, Sidney	Chair Comp Committee; Exec and Management Resources Committees	Eli Lilly and Co. chairman and CEO	$ 620,217	$ 62,825,842	10130%
JPMorgan Chase & Co. (JPM)	$ 92	Gray, William H. III	Chair, Public Responsibility; Corp Gov Committee	Pfizer Inc.	$ -	$ 269	
		Weldon, William C.	Comp, Corp Gov Committees	Johnson & Johnson, Chairman & CEO (also retired PhRMA Chrm)	$ 45,820	$ 20,526,454	44798%
The McGraw Hill Cos. Inc. (MHP)	$ 144	Bischoff, Winfried F.W.	Chair, Fin Policy Committee; Executive and Comp Committees	Eli Lilly and Company	$ 203,640	$ 575,847	283%
		Taurel, Sidney	Chair Comp Committee; Executive and Nominating and Corp Gov Committees	Eli Lilly and Company, Chairman and CEO (also PhRMA Director)	$ 203,640	$ 62,825,842	30851%
Motorola Inc. (MOT)	$ 217	Dorman, David W.	Audit and Legal Committee	CVS Caremark Corp.	$ -	$ -	
		Lewent, Judy C.	Chair Fin Committee; Gov & Nom Committees	Merck & Co. Exec VP and CFO	$ 882,102	$ 12,078,784	1369%
		Scott, Samuel C. III	Chair Comp & Leadership Committees	Abbott Laboratories	$ 625,221	$ 414,480	66%
		White, Miles D.	Gov and Nominating Committees	Abbott Laboratories, CEO	$ 426,987	$ 57,928,919	13566%
Prudential Financial Inc. (PRU)	$ 1,420	Cullen, James G.	Chair Comp Committee; Audit, Exec Comp and Exec Committees	Johnson & Johnson	$ 198,360	$ 4,630,865	2334%
		Gray, William H. III	Chair, Corp Gov & Bus Ethics Committee; Exec Comp and Exec Committees	Pfizer Inc.	$ 1,269	$ 269	21%
		Hanson, John F.	Chair Exec Committee	HealthSouth Corp. chairman	$ 977,069	$ 499,315	51%
		Horner, Constance J.	Comp and Corp Gov & Bus Ethics Committees	Pfizer Inc.	$ 99,922	$ 301,075	301%
		Poon, Christine A.		Johnson & Johnson	$ -	$ 2,945,331	
		Ryan, Arthur F.	Chairman and CEO; Exec and Finance Committees	Regeneron Pharmaceuticals	$ 33,188,818	$ -	0%
		Unruh, James A.	Audit Committee	Tenet Healthcare	$ 269,418	$ -	0%

Data sources: The Corporate Library, Lionshares.com, SEC filings, Standard and Poor's

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
Qwest Communications International (Q)	$ 2,390	Hellman, Peter S.	Audit Committee; financial expert	Baxter International	$ 80,297	$ 269,018	335%
		Unruh, James A.	Chair Comp Committee	Tenet Healthcare Corp.	$ 146,560	$ -	0%
		Weiters, Anthony	Gov and Nominating Committees	West Pharmaceutical Services	$ 82,440	$ 209,383	254%
		Welters, Anthony	Gov and Nominating Committees	C.R. Bard Inc.	$ 82,440	$ 390,858	474%
		Walters, Anthony	Gov and Nominating Committees	UnitedHealth Group Inc. Exec VP	$ 82,440	$ 167,228	203%
Target Corp. (TGT)	$ 115	Austin, Roxanne S.	Chair Audit Committee; Fin Committee	Abbott Laboratories	$ 227,350	$ 365,975	161%
		Darden, Calvin	Comp & Nominating Committees	Cardinal Health	$ 260,001	$ 100,548	39%
		Johnson, James A.	Vice Chair Exec Committee; Chair Comp Committee; Chair Corp Gov Committee; Corp Responsibility Committee	UnitedHealth Group Inc.	$ 842,747	$ 2,479,616	294%
		Rice, Derica W.	Executive and Corp Gov Committees	Eli Lily and Co. Sr. VP and CFO	$ -	$ 2,390,775	
UAL Corp. (UAUA)		Farrell, W. James	Chair Hum Resources Committee	Abbott Laboratories	$ 465,300	$ 53,620	12%
		Tilton, Glenn F.	CEO	Abbott Laboratories	$ 17,731,466	$ 379,630	2%
Verizon Communications Inc. (VZ) 4th largest unfunded OPEB liability	$ 23,020	Seidenberg, Ivan G.	CEO	Wyeth	$ 21,388,923	$ 305,435	1%
		Seidenberg, Ivan G.	CEO	CVS Caremark Corp., retired	$ 21,388,923	$ 584,978	3%
		Shipley, Walter V.	Chair Human Resources Com; Corp Gov and Policy Committees	Wyeth	$ 631,876	$ 338,714	54%
		Stafford John	Human Resources	Wyeth, retired chairman and CEO	$ 778,929	$ 27,596,561	3543%
The Williams Cos. Inc. (WMB)	$ 132	Howell, William R.	Lead Director, Chair Comp Committee; Nominating & Corp Gov Committees	Pfizer Inc.	$ 6,151,849	$ 155,131	3%
		Lorch, George A.	Nominating & Corp Gov Committees	Pfizer Inc.	$ 1,628,022	$ 42,753	3%

RECEIVED

DEC 21 2007

Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

ATTACHMENT B

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,

Randy

Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2008

The proposal requests that the board adopt a policy addressing conflicts of interest involving board members with health industry affiliations, including conflicts associated with company involvement in public policy issues related to these affiliations.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7), as relating to ExxonMobil's ordinary business operations (i.e., terms of its conflicts of interest policy). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ExxonMobil relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END